Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report, dated February 1, 2010, (which report expresses an unqualified opinion and includes an explanatory paragraph concerning a change in accounting for the recognition and presentation of other-than-temporary impairments in 2009) relating to the consolidated financial statements and financial statement schedules of Unitrin, Inc. and subsidiaries (“Unitrin”), and the effectiveness of Unitrin’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Unitrin for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Chicago, IL
November 2, 2010